

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2021

Ware Grove
Chief Financial Officer
CBIZ, Inc.
6050 Oak Tree Boulevard, Suite 500
Cleveland, Ohio 44131

   Re: CBIZ, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2020
    Filed February 26, 2021
    File No. 001-32961

Dear Mr. Grove:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services